Mary J. Mullany Tel: 215.864.8631 Fax: 215.864.8999 mullany@ballardspahr.com

June 23, 2017

By Electronic Filing

United States Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549

Attention: John Reynolds

Re:	OpGen, Inc.
Registration Statement on Form S-1
Filed June 1, 2017
File No. 333-218392

Ladies and Gentlemen:

We are providing this response letter on behalf of OpGen, Inc. (the “Company”) with respect to the Staff’s comment letter dated June 20, 2017, regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). For your convenience, the Staff’s comments have been reproduced below, followed by the Company’s response.

Prospectus Cover Page

1.

Please confirm that you will identify the underwriters in the offering, include all required disclosures such as the number of shares being offered, except for information permitted to be omitted under Rule 430A and file the underwriting agreement as an exhibit to the registration statement, prior to requesting effectiveness.

RESPONSE: The Company is no longer offering securities on a firm-commitment basis and has retained a placement agent to solicit offers to purchase the securities being offered pursuant to a prospectus included in the Registration Statement on a reasonable best efforts basis. We confirm that the Company will file an amendment to the Registration Statement (the “Amendment No. 1”) to identify the placement agent in the offering, include all required disclosures, such as the number of shares being offered, except for the information permitted to be omitted under Rule 430A, and file the engagement letter, the securities purchase agreement and all other required exhibits prior to requesting effectiveness. We intend to file such Amendment No. 1 as promptly as possible.

United States Securities and Exchange Commission

June 23, 2017

Exhibits

2.

We note that on May 31, 2017 you entered into a note purchase agreement with jVen Capital, LLC pursuant to which jVen agreed to lend up to $1,500,000 in the form of convertible promissory notes. We also note the statement that the convertible notes may be converted in this offering. It appears that you commenced the offering of these securities privately and are now attempting to complete the offering through a public offering. Please provide us with a detailed legal and factual analysis as to how you concluded that you may complete the private placement of the convertible notes and underlying common stock through your public offering on the Form S-1 filed on June 1, 2017, consistent with Section 5 of the Securities Act 1933. Refer to Securities Act Release No. 8828 (August 10, 2007). For additional guidance, please see Securities Act Sections Question 134.02 in the Division of Corporation Finance’s Compliance and Disclosure Interpretations (April 24, 2009) available on our website at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

RESPONSE: The Company respectfully advises the Staff that it considers the bridge financing transaction with jVen Capital, LLC, conducted as a private placement, to have been completed prior to the filing of the Registration Statement. In particular, the Company respectfully submits that the “conversion” right under the bridge financing notes is simply a method by which the Company can repay the bridge financing notes through the issuance of securities in limited circumstances, and does not represent a continuation of the private placement transaction in the proposed public offering, as described below.

On May 31, 2017, the Company entered into a Note Purchase Agreement (the “Purchase Agreement”) with jVen Capital, LLC (“jVen Capital”) to secure needed short-term bridge financing to continue to operate while awaiting the receipt of proceeds from a public offering of its securities commenced following the completion of the private placement. The Purchase Agreement provides for committed bridge financing in the form of senior secured convertible promissory notes in an amount up to $1,500,000 (the “Bridge Financing”). Under the Purchase Agreement, jVen Capital is committed to providing the funding upon the receipt of written notice from the Company. Once the Company sends the notice, jVen Capital is required to purchase a note. The Bridge Financing contemplates the issuance of up to three notes of $500,000 in principal amount each. The purpose of that structure is to minimize the amount of indebtedness the Company would incur, depending upon the timing of the closing of the public offering process, and to establish an abbreviated period for repayment of the Bridge Financing.

jVen Capital is a principal stockholder of the Company, and has been an investor in the Company since 2010, when it invested in a Series A Preferred Stock financing by the Company prior to its initial public offering, which occurred in May 2015. jVen Capital is wholly owned and controlled by Evan Jones, the Chairman of the Board of Directors of the Company since September 2010, and Chief Executive Officer of the Company since September 2013. jVen Capital was one of the existing investors that provided bridge financing demand notes to the Company in the months leading up to its initial public offering – those demand notes were repaid by issuance of the Company’s securities in the Company’s initial public offering in May 2015. Because of the related person nature of the Bridge Financing transaction, the disinterested members of the Board of Directors approved the Bridge Financing transaction.

United States Securities and Exchange Commission

June 23, 2017

With respect to this Bridge Financing, each of the Bridge Financing notes, when issued, is secured by a security interest in all of the Company’s assets, second in priority only to the existing security interest held by Merck Global Health Innovation Fund, LLC (“MGHIF”), an existing significant stockholder of the Company. The maturity date of each Bridge Financing note, whenever issued, is September 30, 2017, unless (1) a “qualified financing” occurs, in which case the maturity date is accelerated as described below or (2) a “qualified financing” is not completed by such date, then there is a limited ability to extend the maturity date to up to December 31, 2017, if the Company is actively working on a qualified financing at September 30, 2017. If a qualified financing does occur before September 30, 2017, the maturity date of any outstanding Bridge Financing notes is accelerated to the date that is five business days after the closing of the qualified financing.

The term “qualified financing” is defined in the Purchase Agreement to mean an offering of the Company’s securities that raises at least $5 million in net proceeds for the Company. The proposed public offering under the Registration Statement may result in a “qualified financing” but also may not. As the terms of the proposed public offering were not known at the time the Purchase Agreement was executed, and are not fully known as of the date of this letter, the Company cannot be certain that the proposed public offering will meet the qualified financing definition in the Purchase Agreement.

The conversion referred to in the title of the Bridge Financing notes is unrelated to the proposed public offering under the Registration Statement. The conversion feature of the Bridge Financing notes relates to an alternative available to jVen Capital if an event of default occurs under the Bridge Financing notes. The events of default are a default in the payment of any outstanding Bridge Financing note, bankruptcy or insolvency of the Company, a breach by the Company of any representations and warranties contained in the Bridge Financing transaction documents, or a default by the Company in the timely payment of other indebtedness. At the time of an event of default, jVen Capital has the right to either (1) convert each outstanding Bridge Financing note into shares of the Company’s non-voting Series B Convertible Preferred Stock, which is itself convertible into Common Stock, subject to a blocker provision necessary to comply with the applicable provisions of NASDAQ Rule 5635, or (2) continue to hold each outstanding Bridge Financing note as a secured creditor with the payment obligation of the Company on each outstanding note doubling at the time of the event of default.

United States Securities and Exchange Commission

June 23, 2017

The Purchase Agreement and the Bridge Financing notes do envision two methods by which the Bridge Financing notes can be repaid at maturity date if a qualified financing has occurred that are distinct from the conversion rights described in the preceding paragraph. The first method is repayment in cash. The second method is repayment by issuing to JVen Capital the same securities sold in the qualified financing, at a discount of 10% of the offering price. This second repayment method can be elected by the Company for the first Bridge Financing note issued and if either or both of the other two Bridge Financing notes are outstanding at the time of the closing of a qualified financing, jVen Capital has the right to accept payment for such Bridge Financing notes by being issued securities sold in the qualified financing on these terms. We note for the Staff that we have revised the description of this payment alternative method in the Amendment No. 1 to the Registration Statement that will be filed to address the Staff’s comments to avoid confusion with the conversion right described above. We stress that these terms were agreed upon and set as part of the Purchase Agreement executed prior to the filing of the Registration Statement. The provisions are similar to the provisions of the demand notes issued to investors, including jVen Capital, in early 2015, and repaid in connection with the Company’s initial public offering in May 2015 by issuance of securities sold by the Company in the initial public offering.

The Company notes the Staff’s guidance contained in Question 134.02 of the Securities Act Sections Compliance and Disclosure Interpretations (“Question 134.02”) and believes that such guidance relates to situations where the same offering is at issue, as contrasted with this situation, with a completed private placement transaction and a subsequent public offering under the Registration Statement. Although the completed private placement and the filing of the Registration Statement for the proposed public offering occurred at the same time and the Bridge Financing notes may involve the issuance of the same security, there are significant differences between the two offerings. First, the Bridge Financing notes are secured, short-term promissory notes that are convertible only into the Company’s non-voting Series B Convertible Preferred Stock upon an event of default. Second, the purpose of the Bridge Financing is to provide short-term capital to allow the Company to operate during the public offering process; the proceeds from the proposed public offering are intended to be used for the Company’s long-term working capital requirements. Third, jVen Capital is a significant existing stockholder of the Company, controlled by the Chairman and Chief Executive Officer of the Company, with access to full information about the Company at the time the Bridge Financing was negotiated and executed. jVen Capital was not identified by the Company as a potential investor through the proposed public offering process. Fourth, jVen Capital was irrevocably bound by the terms of the Purchase Agreement prior to the filing of the Registration Statement. It has no ability to control the Company’s determination to provide the requisite notice and obtain the Bridge Financing up to the committed $1.5 million. Fifth, the only link between the Bridge Financing notes and the proposed public offering is that if the proposed public offering meets the definition of a “qualified financing” under the Purchase Agreement, the obligations under the Bridge Financing notes can be paid by the issuance of securities identical to those offered and sold in the public offering, only if the Company or jVen Capital elects repayment in securities. Finally, the Company is not offering the Bridge Financing notes, with all of their negotiated terms, in the proposed public offering, and cannot be certain that the proposed public offering under the Registration Statement will meet the definition of a “qualified financing” as defined in the Bridge Financing Purchase Agreement.

United States Securities and Exchange Commission

June 23, 2017

Based on the foregoing, the Company believes the structure of the Bridge Financing is the type of a valid private placement completed prior to the filing of the Registration Statement that is not integrated with the proposed public offering as described in the discussion of the Advisory Committee Report on Smaller Public Companies set forth in Section II.C. of the referenced SEC Release No. 33-8828. The Company further believes that the proposed public offering is not a continuation of the private placement Bridge Financing for all of the reasons set forth in this response.

The Company advises the Staff that it has revised the Registration Statement to update the disclosure of the status of the Bridge Financing transaction since June 1, 2017, and has made a technical change to the Bridge Financing notes to clarify the repayment method alternative described in this response letter, and to include a “blocker” provision, similar to that to be included in the Series B Convertible Preferred Stock Certificate of Designation, to prevent any scenario that would result in (i) the issuance of Company’s common stock equal to 20% or more of the common stock or 20% or more of the voting power outstanding before such conversion for less than the greater of book or market value of the stock in violation of Nasdaq Stock Market Rule 5635(d) or (ii) a change of control for purposes of Nasdaq Stock Market Rule 5635(b), in each case, unless stockholder approval of such issuance has previously been obtained in accordance with the rules of the Nasdaq Stock Market. The Company has until September 30, 2017 to file the Series B Convertible Preferred Stock Certificate of Designation with the Secretary of State of the State of Delaware.

For your convenience, we have set forth below the updated disclosure about the Bridge Financing transactions to be contained in the “Summary” section of the Amendment No. 1.

“Bridge Financing

On May 31, 2017, the Company entered into a Note Purchase Agreement with jVen Capital, LLC, a Delaware limited liability company, or jVen Capital, under which jVen Capital agreed to lend up to $1,500,000 to the Company in the form of three $500,000 secured convertible promissory notes. jVen Capital is an affiliate of Evan Jones, the Company’s Chairman of the Board and Chief Executive Officer. The principal terms of the bridge financing provided under the Note Purchase Agreement are:

•

the Company may access the bridge financing facility by providing five business days’ notice to jVen Capital

•

secured promissory notes will be issued in three $500,000 increments

•

the promissory notes carry an interest rate of 10% per annum (increased to 15% in an event of default)

•

the Note Purchase Agreement provides for the issuance of warrants to purchase common stock equal to 10% of the principal of each note at issuance

United States Securities and Exchange Commission

June 23, 2017

•

if the Company raises net proceeds of at least $5 million in an equity or debt securities financing, or a qualified financing, in this offering the outstanding notes can be repaid by the issuance of shares of common stock and warrants to be sold in this offering at a discount of 10% of the offering pricing in this offering

o

for the first $500,000, the promissory note would be repaid through the issuance of securities in this offering at the Company’s option

o

for the remaining $1,000,000, in promissory notes, if issued, jVen Capital would have the option to tender such outstanding promissory notes for repayment through the issuance of securities in this offering

•

the maturity date for the $1,500,000 bridge financing is September 30, 2017, when all principal and interest will be due

o

if the Company raises net proceeds of at least $5 million in a qualified financing prior to September 30, 2017, the maturity date of the promissory notes will be accelerated to a date that is 5 business days after the qualified financing closes

o

if the Company does not complete a qualified financing by September 30, 2017, but is working on a qualified financing transaction, the maturity date can be extended, but not beyond December 31, 2017

•

the promissory notes are secured by all of the Company’s assets, but are subordinate to the existing first priority security interest of Merck Global Health Innovation Fund, or MGHIF, related to the July 2015 $1,000,000 promissory note, or the MGHIF Note; if the Company seeks to liquidate or enters a bankruptcy proceeding, the MGHIF Note and the bridge financing notes will have equal secured status

•

assuming that any bridge financing promissory notes are then outstanding, if the Company does not pay any outstanding bridge financing notes on a timely basis, seeks to liquidate the Company, enters into a bankruptcy proceeding, or fails to timely pay any other outstanding indebtedness, the then-outstanding bridge financing notes would acquire a two times liquidation preference for unpaid principal and interest, unless jVen Capital exercises its option to convert the bridge financing notes to preferred stock at a ratio of one share of preferred stock per $1.00 of principal and interest, which preferred stock would be convertible into 10 shares of voting common stock, otherwise no further preferences are provided to the preferred stock

A condition to the receipt of the bridge financing was an extension of the maturity date of the MGHIF Note from July 14, 2017 to July 14, 2018. To receive MGHIF’s consent to such extension, we amended and restated the MGHIF Note to increase the interest rate to 10% and to issue warrants to purchase shares of common stock to MGHIF equal to 20% of the principal balance of the MGHIF Note, plus interest accrued thereon, as of June 6, 2017. The bridge financing notes are secured and are subordinate to the MGHIF Note unless the Company liquidates or enters a bankruptcy proceeding; in such events MGHIF and jVen Capital would have equal secured status and the maturity date on all then-outstanding bridge financing notes and the MGHIF Note will accelerate.

United States Securities and Exchange Commission

June 23, 2017

If this offering is a qualified financing under the Note Purchase Agreement, and any bridge financing notes are outstanding, the Company will use a portion of the proceeds (up to $1,000,000 plus accrued interest) to repay the bridge financing promissory notes unless jVen Capital elects to tender such promissory notes for repayment through the issuance of shares and warrants as described above.

As of the date of this prospectus, $500,000 in bridge financing notes have been issued.

We believe that current cash on hand, plus the bridge financing, excluding any additional bridge financings, other financings, or further cash conservation measures will be sufficient to fund operations through end of July 2017.”

3.

We note that you have a pending request for confidential treatment. Please be advised that we will not be in a position to declare your registration statement effective until we resolve any issues concerning the confidential treatment request.

RESPONSE: The Company acknowledges that the Staff will not be in a position to declare the Registration Statement effective until any issues concerning the confidential treatment request have been resolved.

Please contact Timothy C. Dec, the Chief Financial Officer of the Company, at (240) 813-1273, or me, at (215) 864-8631, if you have any questions about our response.

Very truly yours,

/s/ Mary J. Mullany

MJM/seh

cc:

Evan Jones

Timothy C. Dec

Ruairi Regan

David Link